                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2002

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                             No.121 Park Avenue III
                          Science-Based Industrial Park
                                Hsin-chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    V                           Form 40-F ________
                      -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes _________                                  No    V
                                                              -------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

 TSMC EXPANDS ADVANCED TECHNOLOGY LIBRARIES, ENHANCES DISTRIBUTION PROGRAM TO
                            ACCELLERATE AVAILABILITY

            Distribution Strategy Creates an Integrated Design Chain
                   while Improving Designers' Library Choices

Hsinchu, Taiwan, December 10, 2002 - Taiwan Semiconductor Manufacturing Company (NYSE: TSM) today announced the expansion of its library service by adding new classes of libraries for advanced product design and widening the distribution and support channel. The new library program provides both third-party and TSMC-developed libraries, which are tuned for a variety of process technologies including TSMC's most advanced Nexsys(SM)90 nanometer process for system-on-chip(SoC) design.

     Under this new program, TSMC-brand I/O and standard cell libraries will be distributed by multiple third-party library and EDA tool partners, greatly enhancing customer service and support. Three generations of technology, i.e., 0.15-micron, 0.13-micron and 90nm, are covered by the new line of libraries. Also, the collaboration with EDA tools developers in this distribution/support program creates an integrated design chain that is expected to provide heightened levels of synergy, value-add and technical service to designers. As a result, this program will offer the widest variety of libraries in the industry including standard cell, I/O and memory tailored to TSMC's process technology. Multiple distribution and service partners of this program will be revealed in the next few weeks.

     The first distribution partner under this new program is Virage Logic. This new arrangement allows Virage to offer a complete line of libraries (standard cell, I/O and memory). At the same time, the market enjoys better and more convenient services from Virage as a new comprehensive library distribution and service provider.

     "Due to the complexity of advanced process technology and the attendant technical trade-offs to density, speed and power, there is no so-called optimal library that suits all the various applications areas, such as high speed GPUs or handheld PDAs," said TSMC Ed Chen, director of design & e-service, marketing division. "By providing multiple libraries, each optimized for different trade-offs, we can serve the design community far better."

TSMC Expanded Library Distribution and Service

     TSMC's new library program provides a comprehensive, broadly available portfolio of both TSMC and third-party libraries that complement each other. The TSMC-branded libraries were developed synergistically by its internal R&D organization. The third-party libraries from library vendors such as Virage Logic and Artisan Components are concurrently developed with the TSMC's industry leading process technologies and verified through TSMC9000 qualification procedure. The expanded library service allows designers to enjoy more libraries each uniquely positioned for the target application and to receive better services due to the multiple providers.

TSMC Nexsys 90nm Libraries

     TSMC's Nexsys 90nm libraries include standard cells and I/O cells with features for system-on-chip design, such as Dual-Threshold Power Tuning, which allows designers to integrate high-speed and low-leakage functionality on the same chip. The result is a new set of libraries that offers up to 50% performance improvement with half the area and half of the power consumption compared to 0.13-micron library.

     "With the Nexsys 90nm library, TSMC is opening a door that has never been opened before, one that leads directly into our Research and Development programs for the most advanced process technologies in the industry," said Dr. Ping Yang, vice president of R&D at TSMC. "It provides designers with real tools that can be applied to advanced systems design, even as the processes are being developed. This is a powerful expansion of our partners' service offerings, as well as a new model for the distribution of TSMC-brand, process-tuned standard cell and I/O technology libraries."

About TSMC

     TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry industry's largest portfolio of process-proven library, IP, design tools and reference flows. The company operates one advanced 300mm wafer fab, five eight-inch fabs and one six-inch wafer fab. TSMC also has substantial capacity commitments at two joint ventures fabs (Vanguard and SSMC) and at its wholly-owned subsidiary, WaferTech. In early 2001, TSMC became the first IC manufacturer to announce a 90-nanometer technology alignment program with its customers. TSMC's corporate headquarters are in Hsin-Chu, Taiwan. For more information about TSMC to http://www.tsmc.com.

                                      # # #

TSMC Spokesperson:
-----------------
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext. 2075

For further information, please contact:
---------------------------------------
Mr. J.H. Tzeng                          Mr. Jesse Chou                     Ms. Shan-Shan Guo
PR Department Manager, TSMC             Public Affairs Manager, TSMC       PR Manager, TSMC
Tel: 886-3-567-3338                     Tel:886-3-5673347 (O)              Tel:886-3-5673345(O)
     886-928-882-607(Mobile)                886-932-113-258(Mobile)            886-939-059-246 (Mobile)
Fax: 886-3-567-0121                     Fax:03-5670121                     Fax:03-5670121
E-mail: jhtzeng@tsmc.com.tw             E-Mail:jhchoua@tsmc.com.tw         Email: ssguo@tsmc.com.tw
        -------------------                    -------------------                -----------------

           Taiwan Semiconductor Manufacturing Company Limited
                         For the month of December 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC") (NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 5% shareholders of TSMC
3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of November 2002.


1)The trading of directors, supervisors, executive officers and 10% shareholders:
---------------------------------------------------------------------------------------------------------------------------------
                                               Number of shares held
                                                when elected (for
        Title                     Name        Directors, Supervisors         Number of          Number of
                                              and Executive Officers)      Shares held as    Shares held as
                                              or as April 14, 2000 (for    October 31,         November 30,             Changes
                                                10% shareholders)             2002                2002
---------------------------------------------------------------------------------------------------------------------------------
President                      Rick Tsai                                   20,059,738            19,869,738             -190,000
---------------------------------------------------------------------------------------------------------------------------------
Vice President                 Harvey Chang                                 6,444,499             6,404,499              -40,000
---------------------------------------------------------------------------------------------------------------------------------
Vice President                 C. C. Wei                                    3,844,322             3,655,322             -189,000
---------------------------------------------------------------------------------------------------------------------------------
Vice President                 Mark Liu                                     8,104,370             8,044,370              -60,000
---------------------------------------------------------------------------------------------------------------------------------
Vice President                 Genda Hu                                       884,508               866,508              -18,000
---------------------------------------------------------------------------------------------------------------------------------
Vice President                 Chung-Shin Hsu                                 797,077               778,782              -18,295
---------------------------------------------------------------------------------------------------------------------------------
Vice President                 Kenneth Kin                                  1,618,172             1,568,172              -50,000
---------------------------------------------------------------------------------------------------------------------------------

/1./ The Philips Electronics, B.V. appoints 3 directors and 1 supervisor. /2./ The Development Fund appoints 1 director and 1 supervisor.

2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.

3) The acquisition of assets: (Unit:$Thousand)
--------------------------------------------------------------------------------
    Description of assets                                     Purchase price
--------------------------------------------------------------------------------
Semiconductor Manufacturing Equipment                                NT$493,444
--------------------------------------------------------------------------------
Operational Facility                                                 NT$303,215
--------------------------------------------------------------------------------
Common Shares of Ya-Xin Technology co., Ltd.                         NT$341,250
--------------------------------------------------------------------------------

4) The disposition of assets: (Unit:$Thousand): None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Taiwan Semiconductor Manufacturing Company Ltd.


Date: December 24, 2002         By        /s/ Harvey Chang
                                     -------------------------------------------
                                                Harvey Chang
                                Senior Vice President & Chief Financial Officer